

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2021

Khoso Baluch
Chief Executive Officer
CorMedix Inc.
300 Connell Drive, Suite 4200
Berkeley Heights, NJ 07922

> **Re: CorMedix Inc.**
> **Registration Statement on Form S-3**
> **Filed August 12, 2021**
> **File No. 333-258756**

Dear Mr. Baluch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D, Sarmento at 202-551-3798 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven A. Navarro, Esq.